Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. – 9 - 2009

MARCH 27, 2009
FOR IMMEDIATE RELEASE

AURIZON APPOINTS ROGER WALSH
AS VICE PRESIDENT, CORPORATE DEVELOPMENT

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to announce the appointment of Roger Walsh as Vice President, Corporate Development and the promotion of Michel Gilbert as Executive Vice President, Operations.

Mr. Walsh was most recently Vice President of Corporate Development for Jinshan Gold Mines Inc. and prior to that was Vice President Corporate Development for Ivanhoe Mines Ltd.  Prior to joining Ivanhoe Mines, Mr. Walsh was a founding partner of Geographe Corporate Advisory Limited, a corporate advisory firm providing acquisition, divestment and strategic advisory services to the international mining sector.

Mr. Gilbert joined Aurizon in 1996 and has been instrumental in expanding Aurizon’s activities in the Abitibi region of Quebec, including the successful development of the Casa Berardi Mine and the advancing of the Joanna Gold Project to the pre-feasibility stage.

“We are delighted that Roger has joined the Aurizon team.  His industry experience and contacts will be of great benefit as Aurizon continues to grow its asset and investor base,” said David P. Hall, President and Chief Executive Officer, “The promotion of Michel to Executive Vice President, Operations is in recognition of the significant contribution he has made to the Company’s recent growth.”

Aurizon has granted, pursuant to the terms of the Company’s Stock Option Plan, options to purchase 250,000 shares at a price of $6.09 per share, exercisable for a period of five years.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President & C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com or

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